SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 7)
MILASTAR CORPORATION
(Name of the Issuer)
MILASTAR CORPORATION
DENNIS J. STEVERMER
EASTON SOUTHPAW INCORPORATED
MILASTAR ACQUISITION CORPORATION
(Name of Persons Filing Statement)
CLASS A COMMON STOCK, PAR VALUE $0.05 PER SHARE
(Title of Class of Securities)
599100104
(CUSIP Number of Class of Securities)

Milastar Corporation Dennis J. Stevermer, CEO 7317 West Lake Street Minneapolis, Minnesota 55426 (952) 929-4774	Easton Southpaw Incorporated Milastar Acquisition Corporation Dennis J. Stevermer 1729 Colvin Avenue St. Paul, Minnesota 55116 (952) 929-4774
(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)
with a copy to:

Jeffrey N. Saunders, Esq. Fulbright & Jaworski, L.L.P. 2100 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 321-2255	Alec C. Sherod, Esq. Briggs and Morgan, P.A. 2200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 977-8489

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an Proxy Statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or Proxy Statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$4,322,529	$132.70

*	The transaction value is based upon the product of 1,168,251 shares of Class A common stock (“Common Stock”) and the merger consideration of $3.70 per share ($4,322,529).

**	The amount of the filing fee is determined by multiplying the transaction value by 0.00003070, the filing fee rate in effect as of July 12, 2007.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$94.95	Amount previously paid:	$37.75
Form or registration no.:	Schedule 14A	Form or registration no.:	Schedule 13E-3/A6
Filing Party:	Milastar Corporation	Filing Party:	Milastar Corporation
Date filed:	March 27, 2007	Date filed:	July 13, 2007

INTRODUCTION
This Amendment No. 7 (the “Final Amendment”) amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on June 1, 2006 and amended on July 28, 2006, March 27, 2007, May 2, 2007, May 22, 2007, June 1, 2007 and July 13, 2007. This Final Amendment is being jointly filed by: Milastar Corporation, a Delaware corporation (“Milastar”); Dennis J. Stevermer (“Mr. Stevermer”), Chairman and Chief Executive Officer of Milastar and the beneficial owner of approximately 59% of Milastar’s issued and outstanding Class A common stock, par value $0.05 per share (the “Common Stock”); Easton Southpaw Incorporated, a Delaware corporation wholly owned by Mr. Stevermer (“ESI”); and Milastar Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of ESI (“Acquisition Corp.”).
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.
Item 15. Additional Information.
Regulation M-A Item 1011
Item 15(b) is hereby amended and supplemented as follows:
On July 30, 2007, Milastar filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Acquisition Corp., a wholly owned subsidiary of ESI, was merged with and into Milastar, with Milastar continuing as the surviving corporation (the “Merger”). As a result of the Merger, Milastar became a privately held, wholly owned subsidiary of ESI. The Merger became effective as of 12:00 p.m., Eastern Daylight Time, on Monday, July 30, 2007, at which time (a) each outstanding share of Milastar’s Common Stock held by Milastar’s Unaffiliated Stockholders (other than shares held by such holders who perfected their appraisal rights) was automatically converted into the right to receive $3.70 in cash, without interest, and (b) the separate corporate existence of Acquisition Corp. ceased. The term “Unaffiliated Stockholders” refers to the holders of Milastar’s Common Stock that are not affiliated with Milastar and, therefore, excludes Mr. Stevermer, ESI and Milastar’s directors (other than Mr. McGurk) and executive officers.
As briefly discussed above, the aggregate per share merger consideration paid by ESI at the closing of the merger was $3.70 per share. Of that amount, $0.20 per share was placed in a Settlement Fund. Under the terms and conditions of the settlement of the case of Wheeler v. Milastar Corporation, et al. on June 28, 2007, counsel for the plaintiff will apply to the Delaware Court of Chancery for fees and costs to be satisfied from the Settlement Fund. Although it is not anticipated that there will be any funds remaining in the Settlement Fund after payment of the fees and costs of plaintiff’s counsel, if there are funds remaining in the Settlement Fund after such payment, the remainder will be distributed to the Unaffiliated Stockholders of Milastar on a pro rata basis.
As a result of the Merger, Mr. Stevermer owns 100% of Milastar and the registration of Milastar’s Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission. In addition, Milastar’s Common Stock is no longer quoted on any quotation system, including the OTC Bulletin Board, and is not listed on any exchange.
Item 16. Exhibits.
Item 16 is hereby amended and restated to read in its entirety as follows:

(a)(1)	Definitive Proxy Statement (the “Definitive Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2007

(a)(2)	Form of Proxy Card filed with the SEC along with the Definitive Proxy Statement

(a)(3)	Supplement No. 1 to the Definitive Proxy Statement, as filed on Schedule 14A with the SEC on June 1, 2007

(a)(4)	Supplement No. 2 to the Definitive Proxy Statement (“Supplement No. 2”), as filed on Schedule 14A with the SEC on July 13, 2007

(b)*	Amended and Restated Credit Agreement, dated July 30, 2007, by and between Flame Metals Processing Corporation and Excel Bank Minnesota

(c)(1)	Opinion of Schmidt Financial, Inc., dated February 1, 2007, filed as Annex B to the Definitive Proxy Statement

(c)(2)	Opinion of Schmidt Financial, Inc., dated July 10, 2007, filed as Annex B to Supplement No. 2

(d)(1)	Agreement and Plan of Merger, dated March 27, 2007, by and among Easton Southpaw Incorporated, Milastar Acquisition Corporation, and Milastar Corporation, filed as Annex A to the Definitive Proxy Statement

(d)(2)	Amendment to Agreement and Plan of Merger, dated July 10, 2007, by and among Easton Southpaw Incorporated, Milastar Acquisition Corporation, and Milastar Corporation, filed as Annex A to Supplement No. 2

(f)	Section 262 of the Delaware General Corporation Law, filed as Annex C to the Definitive Proxy Statement

(g)	None

*	Filed herewith

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MILASTAR CORPORATION
Dated: July 30, 2007	By:	/s/ Dennis J. Stevermer
		Name:	Dennis J. Stevermer
		Title:	Chief Executive Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2007	By:	/s/ Dennis J. Stevermer
Dennis J. Stevermer

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EASTON SOUTHPAW INCORPORATED
Dated: July 30, 2007	By:	/s/ Dennis J. Stevermer
		Name:	Dennis J. Stevermer
		Title:	President

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MILASTAR ACQUISITION CORPORATION
Dated: July 30, 2007	By:	/s/ Dennis J. Stevermer
		Name:	Dennis J. Stevermer
		Title:	President

Exhibit Index

(a)(1)	Definitive Proxy Statement (the “Definitive Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2007

(a)(2)	Form of Proxy Card filed with the SEC along with the Definitive Proxy Statement

(a)(3)	Supplement No. 1 to the Definitive Proxy Statement, as filed on Schedule 14A with the SEC on June 1, 2007

(a)(4)	Supplement No. 2 to the Definitive Proxy Statement (“Supplement No. 2”), as filed on Schedule 14A with the SEC on July 13, 2007

(b)*	Amended and Restated Credit Agreement, dated July 30, 2007, by and between Flame Metals Processing Corporation and Excel Bank Minnesota

(c)(1)	Opinion of Schmidt Financial, Inc., dated February 1, 2007, filed as Annex B to the Definitive Proxy Statement

(c)(2)	Opinion of Schmidt Financial, Inc., dated July 10, 2007, filed as Annex B to Supplement No. 2

(d)(1)	Agreement and Plan of Merger, dated March 27, 2007, by and among Easton Southpaw Incorporated, Milastar Acquisition Corporation, and Milastar Corporation, filed as Annex A to the Definitive Proxy Statement

(d)(2)	Amendment to Agreement and Plan of Merger, dated July 10, 2007, by and among Easton Southpaw Incorporated, Milastar Acquisition Corporation, and Milastar Corporation, filed as Annex A to Supplement No. 2

(f)	Section 262 of the Delaware General Corporation Law, filed as Annex C to the Definitive Proxy Statement.

(g)	None

*	Filed herewith